Exhibit 99.1

RISK FACTORS

Fluctuations in oil and natural gas prices could adversely affect us because we sell a significant portion of our products to the energy industry.

Our principal products consist of oil country tubular goods and line pipe. Sales of these products to the energy industry constitute the most significant source of our revenues. In fact, revenues from the sale of oil country tubular goods and line pipe to the energy industry accounted for approximately 54%, 56% and 70% of our total sales for fiscal 1999, fiscal 1998 and fiscal 1997, respectively. Demand for these products depends primarily upon the number of oil and natural gas wells being drilled, completed and worked over in the United States and Canada and the depth and drilling conditions of these wells. The level of these activities is primarily dependent on current and anticipated oil and natural gas prices. Many factors, such as the supply and demand for oil and natural gas, general economic conditions and global weather patterns, affect these prices. As a result, the future level and volatility of oil and natural gas prices are uncertain.

The volatility and cyclical nature of steel prices may adversely affect our business.

Purchased steel represents slightly more than two-thirds of our costs of goods sold. As a result, the steel industry, which is highly volatile and cyclical in nature, affects our business both positively and negatively. Numerous factors, most of which are beyond our control, drive the cycles of the steel industry and influence steel prices. Some of these factors are:

* general economic conditions;
* industry capacity utilization;
* import duties and other trade restrictions; and
* currency exchange rates.

Consistent with the cyclical nature of the steel industry, our major supplier of steel announced three price decreases from mid-September 1998 through November 19998 and has announced five price increases since December 1998. Changes in steel prices can affect the pricing levels of our products. In response to any increases in steel costs, we seek to maintain our profit margin by attempting to increase the price of our products. However, increases in the prices of our products often do not fully compensate for steel price increases and generally lag several months behind increases in steel prices. As a result, we typically have a limited ability to recover increases in steel costs.

We may lose business to competitors who are larger than us or who produce their own steel.

Some or our competitors are larger and have greater financial and marketing resources and business diversification than us. These companies may be better able than us to successfully endure downturns in either the energy or industrial sectors. Also, many of our larger competitors are integrated steel producers - producers who make their own raw materials rather than purchase their raw materials in the open market. During periods of strong steel demand, we may be at a competitive disadvantage to these integrated competitors. The oil country tubular goods and structural product markets are largely commodity in nature and as a result, price competition is of particular importance.

The level of imports of oil country tubular goods into the U.S. market, which has been reduced by trade relief now in place, impacts demand for our products.

The level of imports of oil country tubular goods, which has varied significantly overtime, affects the domestic oil country tubular goods market. High levels of imports reduce the volume sold by domestic producers and tend to suppress selling prices, both of which have an adverse impact on our business. We believe that U.S. import levels are affected by, among other things:

* U.S. and overall world demand for oil country tubular goods;
* the trade practices of and government subsidies to foreign producers; and
* the presence or absence of antidumping and countervailing duty orders.

Since 1986, the level of imports of oil country tubular goods from Canada, Israel and Taiwan has been greatly reduced by the existence of antidumping duty orders covering imports from these countries and a countervailing duty order covering imports from Israel. In addition, since 1995, the level of imports of oil country tubular goods from Argentina, Italy, Japan, Korea and Mexico has been greatly reduced by the existence of antidumping duty orders covering imports from these countries and a countervailing duty order covering imports from Italy. The orders also have had a beneficial impact on prices for oil country tubular goods in the U.S. market.

Antidumping and countervailing duty orders require special duties to be imposed in amounts designed to offset unfair pricing and government subsidization, respectively. Once an order is in place, each year foreign producers, importers, domestic producers and other parties may request an "administrative review" to determine the duty rates to be applied to imports during the preceding year, as well as the duty deposit rates for future imports from the companies covered by the review. In addition, a company that did not ship to the United States during the original period examined by the U.S. government may request a "new shipper review" to obtain its own duty rate on an expedited basis.

Antidumping and countervailing duty orders may be revoked as a result of periodic "sunset reviews." An individual exporter also may obtain revocation as to itself under certain circumstances. The U.S. government is now conducting sunset review of the orders covering Canada and Taiwan, which are expected to be completed by May 2000. The U. S. government is scheduled to conduct sunset review of the orders covering Argentina, Italy, Japan, Korea and Mexico beginning in August 2000. These review are expected to be completed by August 2001. The U.S. government will revoke the antidumping and countervailing duty orders covering imports from Israel effective January 1, 2000, because the domestic industry did not request sunset review of these orders based on its belief that imports from Israel are not significant in the U.S. oil country tubular goods market. If the orders covering imports from Argentina, Canada, Italy, Japan, Korea, Mexico and Taiwan are revoked in full or in part or the duty rates lowered, we could be exposed to increased competition from imports that could have a material adverse effect on our business.

Industry inventory levels affect our sales and net income.

Industry inventory levels of our products, and in particular oil country tubular goods, can change significantly from period to period. These changes can have a direct adverse effect on the demand for new production of energy and industrial products when customers draw from inventory rather than purchase new products. Although industry inventory levels of oil country tubular goods have steadily declined through fiscal 1999, we believe that industry-wide oil country tubular goods inventory is at or below normal levels in relation to current demand. Additionally, months of supply of inventory, which defines the level of inventory in terms of current monthly demand, has fluctuated due to contracting demand. The above normal industry inventory levels and upward fluctuations in months of supply have had and may continue to have an adverse impact on us.

Our plans for the new large-diameter facility may not be successful.

An important part of our growth strategy is our ability to successfully expand our current product lines, offer new products lines and enter new markets. We are devoting significant resources to this strategy. To this end, we are currently planning to open a new large-diameter facility that will produce products with larger diameters than we currently manufacture. Opening the new facility may expose us to risks including:

* intense competition in the larger diameter product lines;
* the current industry-wide overcapacity in these product lines; and
* potential unforeseen or higher than expected costs.

Any of these risks could adversely affect or prevent the success of the new facility.

Our cold drawn tubing business may not be successful.

Our recent entry into the cold drawn tubing market has required capital expenditures of approximately $14.2 million as of September 30, 1999. We have not generated a profit to date and cannot assure you that we will be successful in achieving significant sales levels or profitability in the cold drawn tubing market.

Seasonal fluctuations which affect our customers may affect demand for our products.

We, as well as the oil country tubular goods industry in general, experience seasonal fluctuations in demand for our products. For instance, weather conditions during the first half of the calendar year normally make drilling operations more difficult. For this reason, domestic drilling activity and the corresponding demand for our oil country tubular goods generally will be lower during our second and third fiscal quarters, as compared with the first and fourth fiscal quarters. We also believe we experience seasonal fluctuations in demand for our industrial products, particularly those sold to the automotive industry. However, the timing of such fluctuations may differ from fluctuations experienced in the oil country tubular goods market.

We depend on a few suppliers for a significant portion of our steel, and a loss of one or more significant suppliers could affect our ability to produce our products.

In fiscal 1999, we purchased in excess of 90% of the steel for our Arkansas facilities from a single supplier, and 80% of the steel for our Texas facility from three suppliers. The loss of any of these suppliers or interruption of production at one or more of the suppliers could have a material adverse effect on our business, financial conditions and results of operations.

We depend on a few distributors for a significant portion of our net sales of oil country tubular goods, and a loss of one or more significant distributors could affect our ability to sell our products.

In fiscal 1999, Sooner Pipe & Supply Corp. and McJunkin Appalachian Oilfield accounted for 26% of our net sales. In fiscal 1998, National Oilwell Supply, Inc. accounted for 14% of our net sales for each year. In fiscal 1997, two distributors, National Oilwell and Master Tubulars, Inc., accounted for 25% of our net sales. Four distributors, including National Oilwell, have recently combined to become Sooner Pipe & Supply Corp., one of the largest distributors of oil country tubular goods. We cannot yet determine whether this combination will have any significant impact on our sales or margins. The loss of any of these distributors could have a material adverse effect on our business, financial condition and results of operations.

The operations of our customers expose us to potential products liability claims.

Drilling for oil and natural gas involves a variety of risks that can result in significant losses. Actual or claimed defects in our products may give rise to claims against us for these losses. The use of structural tubing can also involve risks. Actual or claimed defects in these pipe and tubing products can also expose us to claims for damages. We maintain insurance coverage against potential product liability claims in amounts which we believe to be adequate. We have not historically incurred material product liability costs, nor have we experienced difficulties in obtaining or maintaining adequate product liability insurance coverage. However, we may incur product liability in excess of our insurance coverage or incur other uninsured costs, and we may not be able to maintain adequate insurance coverage levels in the future.

Compliance with and changes to laws regulating the operation of our business could adversely affect our performance.

Our business is subject to numerous local, state and federal laws and regulations concerning environmental and safety matters. We cannot assure you that future changes and compliance within these laws and regulations will not have a material effect on our operations.